UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Franklin Mutual Advisers, LLC
   51 John F. Kennedy Parkway


   Short Hills, NJ  07078
2. Date of Event Requiring Statement (Month/Day/Year)
   04/20/2001
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Kindred Healthcare, Inc. (KIND)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 3,462,336.000*


Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Series A Warrants               4/20/01   4/20/06   Common Stock                 560,242*   $30.00
Series B Warrants               4/20/01   4/20/06   Common Stock                 1,400,603* $33.33

Explanation of Responses:
*The securities to which this note relates are owned by advisory clients of Franklin Mutual Advisors, LLC ("FMA"), an investment advisor registered with the SEC under the Investment Advisers Act of 1940. However, pursuant to investment advisory contracts with its clients, FMA has sole investment and voting power over the securities owned by its advisory clients. FMA has no pecuniary interest in any of the Issuer's securities owned by its advisory clients. FMA disclaims any beneficial ownership of any of the securities to which this note relates.

SIGNATURE OF REPORTING PERSON
/S/ Franklin Mutual Advisers, LLC
    By: Franklin Templeton Distributors, Inc.
        Its Managing Member

    Leslie M. Kratter
    Secretary
DATE 11/15/01